Exhibit 99.1

Oncolytics Biotech® Inc. Announces Voting Results from its Annual Meeting of Shareholders

CALGARY, May 6, 2016 /CNW/ - Oncolytics Biotech Inc. ("Oncolytics" or the "Corporation") (TSX: ONC) (OTCQX: ONCYF) (FRA: ONY) today announced the voting results from its Annual Meeting of Shareholders held on Thursday May 5th, 2016. A total of 40.0% of the issued and outstanding common shares of the Corporation were represented either in person or by proxy at the meeting.

On a vote by ballot, the following seven nominees proposed by management were elected as Directors of Oncolytics to serve until the Corporation's next Annual Meeting of Shareholders or until their successors are elected or appointed, with shares represented at the meeting voting in favour of individual nominees as follows:

Director	For	%	Withheld	%
Matthew Coffey	11,694,506	81.09	2,727,635	18.91
Angela Holtham	11,697,631	81.11	2,724,510	18.89
J. Mark Lievonen	11,912,962	82.60	2,509,179	17.40
Wayne Pisano	11,936,135	82.76	2,486,006	17.24
William G. Rice	11,846,524	82.14	2,575,617	17.86
Bernd R. Seizinger	11,894,102	82.47	2,528,039	17.53
Bradley Thompson	12,172,372	84.40	2,249,769	15.60

In addition to the election of all nominees listed in the management information circular dated March 15, 2016 as directors, Oncolytics shareholders approved all other resolutions placed before the meeting (all voting conducted by ballot). These included: fixing the number of directors of the Corporation for the ensuing year at seven and appointing Ernst & Young, LLP as auditors of the corporation.

Please refer to the Company's management information circular available on SEDAR at www.sedar.com for more details on the matters covered at the annual meeting.  Final voting results on all matters voted on at the annual meeting will also be filed on SEDAR.

About Oncolytics Biotech Inc.

Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics.  Oncolytics' clinical program includes a variety of later-stage, randomized human trials in various indications using REOLYSIN®, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company's belief as to the potential of REOLYSIN as a cancer therapeutic; the Company's expectations as to the success of its research and development programs in 2016 and beyond, the Company's planned operations, the value of the additional patents and intellectual property; the Company's expectations related to the applications of the patented technology; the Company's expectations as to adequacy of its existing capital resources; the design, timing, success of planned clinical trial programs; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

SOURCE Oncolytics Biotech Inc.

%CIK: 0001129928

For further information: NATIONAL Equicom, Nick Hurst, 800 6th Ave. SW, Suite 1600, Calgary, Alberta T2P 3G3, Tel: 403.218.2835, Fax: 403.218.2830, nhurst@national.ca; NATIONAL Equicom, Michael Moore, San Diego, CA, Tel: 858.886.7813, mmoore@national.ca; Dian Griesel, Inc., Susan Forman, 335 West 38th Street, 3rd Floor, New York, NY 10018, Tel: 212.825.3210, Fax: 212.825.3229, sforman@dgicomm.com

CO: Oncolytics Biotech Inc.

CNW 06:35e 06-MAY-16